UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Nextel Partners, Inc

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

65333F107

(CUSIP Number)

April 5, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65333F107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eagle River Investments, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,804,673

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,804,673

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,064,699

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.86% of Class A Common

12.	Type of Reporting Person (See Instructions) CO

Explanatory Note:

This amended statement amends and supplements the information set forth in the Amendment No. 6 to Schedule 13G filed by the reporting person on February 9, 2005.

Item 1.
	(a)	Name of Issuer Nextel Partners, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4500 Carillon Point Kirkland, WA 98033

Item 2.
	(a)	Name of Person Filing Eagle River Investments, L.L.C.
	(b)	Address of Principal Business Office or, if none, Residence 2300 Carillon Point Kirkland, Washington 98033
	(c)	Citizenship Washington limited liability company
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 65333F107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 7,064,699
(b) Percent of class: 3.86%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 8,804,673
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 8,804,673
(iv) Shared power to dispose or to direct the disposition of 0

Item 4 is hereby amended as follows:

Based on 267,492,504 shares of outstanding common stock of Nextel Partners, Inc., and 182,859,900 shares of Class A common stock outstanding.

On February 18, 2005, the Craig and Susan McCaw Foundation (the “Foundation”), a 503(c)(3) charitable organization controlled by the principal of the Reporting Person, donated 249,439 shares to an unrelated charitable organization, and no longer has any voting or dispositive power over those shares.  The Foundation continues to hold 1,739,974 shares of stock over which the principal of the Reporting Person retains the sole power to vote and direct the disposition, but has no beneficial interest therein.

On April 5, 2005, the Reporting Person relinquished voting control of 1,000,000 shares of stock, w/ respect to which the Reporting Person previously reported transfer of its beneficial interest.  The Reporting Person no longer has any voting power over these disposed shares.  The effect of this disposition reduced the number of shares of which the Reporting Person controlled, to less than 5% of the total outstanding shares, terminating the Reporting Persons obligation to report on Form 13G.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.  Check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2005
Date
/s/ Brian Marcinek
Signature
Chief Financial Officer
Name/Title